SUPPL

FOSTER'S GROUP

09047083

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Paul Conroy Appointed Chief Legal Officer and Company Secretary"

Released: 29 September 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 10/7

FOSTER'S GROUP

29 September 2009

PAUL CONROY APPOINTED CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Foster's Group Limited (Foster's) today announced the appointment of Paul Conroy to the role of Chief Legal Officer & Company Secretary.

Paul will lead, direct and administer the global Commercial, Legal and Compliance activities to enable effective Board compliance reporting and elimination or reduction of operational and business risk. His role contributes to effective Board decision making, driving enhanced company performance and the delivery of strategic objectives.

Chief Executive Officer, Ian Johnston said: "Paul has acted in this capacity since June 30 and I am delighted to confirm his appointment on a permanent basis".

Paul has practised as a solicitor for law firms in Australia, Asia and the United Kingdom and has held senior management roles for MYOB Limited and Southcorp Limited in Australia and the United States.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice x 4"

Released: 7 October 2009

Pages: 9
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James Ullmer
Date of last notice	4 September 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 October 2009	N/A
No. of securities held prior to change	10,000	4,016
Class	Ordinary Shares	Ordinary Shares
Number acquired	110	Nil
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.5823 per share	N/A
No. of securities held after change	10,110	4,016 (No Change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issuer of securities under dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 October 2009

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	8 September 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Ould Superannuation Fund	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 October 2009	N/A	N/A
No. of securities held prior to change	14,307	31,562	27,628
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	1,146	Nil	Nil
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.5823 per share	N/A	N/A
No. of securities held after change	15,453	31,562 (No change)	27,628 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	Issue of securities under dividend reinvestment plan	N/A	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 October 2009

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian David Johnston
Date of last notice	6 October 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 October 2009	N/A
No. of securities held prior to change	5,607	207,424
Class	Ordinary Shares	Ordinary Shares
Number acquired	2,180	Nil
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.5823 per share	N/A
No. of securities held after change	7,787	207,424 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 October 2009

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	6 April 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Melpeat Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	6 October 2009	6 October 2009	N/A
No. of securities held prior to change	421	28,355	24,114
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	670	774	N/A
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.5823 per share	$5.5823 per share	N/A
No. of securities held after change	1,091	29,129	24,114 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan	Issue of securities under dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 October 2009

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2009 Sustainability Report"

Released: 7 October 2009

Pages: 35
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

TRANSFORMING FOSTER'S
2009 SUSTAINABILITY REPORT

FOSTER'S GROUP

OUR FOOTPRINT


4
2
3
1
15
6

Key Data*

Employees	**6,612**
Australia, Asia & Pacific	5,021
Americas	1,356
Europe, Middle East & Africa	235
Brands	**120**
Wine	62
Beer	28
Spirits / Pre-mix	19
Non-alcohol	8
Cider	3
Wineries	**22**
Australia, Asia & Pacific	14
Americas	6
Europe, Middle East & Africa	2
Breweries	**6**
Australia, Asia & Pacific	6
Other facilities	**9**
Packaging / Bottling Centres	4
Distilleries	3
Cideries	2
Vineyard Holdings (ha)	**15,114**
Australia, Asia & Pacific	11,624
Americas	3,375
Europe, Middle East & Africa	115

Wineries and Breweries

Americas

- **Central Coast** (Meridian) — 1
- **Napa Valley** (Beringer, Etude, Napa Bottling Centre, St. Clement, Stags' Leap) — 2
- **San Francisco** (Cellar 360) — 3
- **Sonoma** (Asti / Souverain, Chateau St Jean) — 4

Fiji

- **Lautoka** (South Pacific Distillery) — 5

Italy

- **Tuscany** (Castello di Gabbiano) — 6

New Zealand

- **Auckland** (Matua Valley) — 7

Samoa

- **Apia** (Samoa Brewery) — 8

Australia

New South Wales

- **Hunter Valley** (Rosemount Estate Cellar Door) — 9

Queensland

- **Yatala Brewery** — 10

South Australia

- **Adelaide Hills** (Penfolds Magill Estate) — 11
- **Barossa Valley** (Penfolds, Saltram Estate, Wolf Blass, Wolf Blass Packaging Centre)
- **Clare Valley** (Annie's Lane)
- **Coonawarra** (Wynns Coonawarra Estate)
- **McLaren Vale** (Rosemount Estate)

Tasmania

- **Cascade Brewery** — 12

Victoria

- **Abbotsford Brewery** — 13
- **The Garage Brewery**
- **Glenrowan** (Baileys of Glenrowan)
- **Grampians** (Seppelt Great Western)
- **Mornington Peninsular** (T'Gallant)
- **Murray Darling** (Lindemans Karadoc)
- **Yarra Valley** (Coldstream Hills, St Hubert's Cellar Door)

Western Australia

- **Margaret River** (Devils Lair) — 14

Regional Head Offices

- **Melbourne** (Global Headquarters) — 13
- **Napa** (US corporate office) — 2
- **Twickenham** (UK corporate office) — 15

* Numbers as at 30 June 2009

Unless otherwise stated, 2009 and prior years refer to the period end 30 June 2009 and all dollars are Australian dollars


5
8
10
9
14
11
13
12
7

FOSTER'S AT A GLANCE

$5,601.0m

$3,678.9m

$623.4m

$676.9m

$260.0m

$6.5m

$1,931.1m

CONTENTS



Foster's Annual Report 2009
is available from the Foster's website
www.fostersgroup.com



Foster's Business Review 2009
is available from the Foster's website
www.fostersgroup.com

FROM THE CEO



At our core, we make and sell drinks – including a range of Australia's favourite beer, cider and spirits products and a leading international wine portfolio. Through brands such as Carlton and VB, along with Penfolds, Beringer, Wolf Blass and Gabbiano, we continue a proud heritage of brewing, distilling and winemaking. In doing so, we generate substantial economic value for our shareholders, communities and employees.

I'm proud to say that, in 2009, the effective management and reporting of social and environmental performance has become an established part of our company DNA. In this, our fourth sustainability report, we outline our key sustainability policies, challenges and opportunities, and discuss our 2009 achievements within a framework of the environmental and social issues we face.

Managing Sustainability

Our stated Enduring Values reflect our social responsibility, acting with integrity and a commitment to our people, customers and consumers. In observing these values, the Fosters leadership team has direct oversight of social and environmental issues and plays an active role in their management. These are the foundation of Foster's Strategic Agenda (right).

Within our businesses, the sustainability program is championed by functional and subject matter experts, accountable for the policy, management and delivery of programs and priorities.

2009 Highlights

We made significant progress in 2009, maintaining our Gold Corporate Responsibility Rating and FTSE4Good Index membership, and have commenced or completed all the sustainability actions that were proposed in last years report see summary opposite.

We improved our key health & safety, product quality and environmental indicators, implemented a new group environment policy and continued our effective preparation for the requirements of carbon management and reporting. We advanced our preparations for establishing a baseline for waste management and reduction and reduced critical product complaints by 16%.

We expanded our environmental product positioning with extensive environmental life-cycle analyses supporting the launch of Cascade Green in draught and Wolf Blass Green Label in PET.

Community investment increased substantially in 2009 to $6.5 million. This reflects our ongoing commitment to the communities in which we live and work and the launch of the 'Raise-a-glass' appeal – an initiative with our largest beer brand VB to benefit the welfare of Australian ex-servicemen and women and their families. We also responded swiftly to the tragic Victorian Bushfires with direct and in-kind support distributed throughout affected regions.

We invested over $2 million into a range of activities designed to bring about a positive change in drinking culture – encouraging responsible and moderate alcohol consumption. Through awareness campaigns such as Just Think, school based education programs including *Rethinking Drinking*, and social change organisations such as Australia's *DrinkWise* and *Drinkaware UK*, we are promoting a responsible drinking message.

The "Fosters in the Community" grants program continued into its fourth year, contributing over $1 million to a range of non-profit groups in Australia and USA. The grants enable local bodies to deliver outcomes-focussed projects, which in turn positively benefit the communities in which we live and work.

Looking Forward

Our sustainability effort is a continuing journey – we embrace the challenge of constant improvement, we tackle our challenges head-on and we acknowledge and celebrate our achievements.

Our 2010 sustainability actions are highlighted throughout the report and consolidated in a table on page 32.

On behalf of the Board of Directors, management and employees of Foster's Group, I'm pleased to present Foster's 2009 Group Sustainability Report and I welcome any feedback.

Ian D Johnston
Chief Executive Officer

FOSTER'S STRATEGIC AGENDA


VISION
IMPERATIVES
INITIATIVES
Where Foster's plays... Foster's wins
Growth
Efficiency
Capability
Lead innovation
Build iconic brands
Focus the portfolio
Growth in new markets
Eliminate waste
Leverage global procurement
Drive continuous improvement
Develop talent
Improve processes
Renew systems
Deliver functional excellence
threeAs – Accountable, Adaptable, Aggressive
Inspiring Leadership
Enduring Values – Consumer led & Customer driven, Committed to our people, Socially responsible, Acting with integrity

2009 SUSTAINABILITY ACTIONS SCORECARD

Priorities	**Foster's 2009 Sustainability Actions Scorecard** (as printed in 2008 Sustainability Report)	Progress	Page
Governance	Continue to incorporate sustainability risks into the enterprise-wide risk management system (ERM)	✓	5
	Publish and distribute a global policy guide to all employees	>	
People and safety	Implement the 5 year Occupational Health and Safety Strategy	✓	7
	Continue the rollout of improved risk assessment training within operational facilities	✓	7
	Conduct an all-staff survey with expanded sustainability criteria	>	
Responsible consumption	Review company wide responsible consumption programs, including updated Enjoy Responsibly guidelines	>	
	Deliver new products to market with lower alcohol, calorie and carbohydrate content	✓	15
Energy, water and climate change	Drive further initiatives to achieve established energy and water targets	✓	17
	Manage the Carbon Reduction Program and continue preparations for emissions trading	✓	17
	Enhance the biodiversity research and management plan	✓	20
Operational waste	Review and improve waste programs – including performance targets on waste to landfill and waste to recycling	>	
	Implement improved data tracking processes	✓	23
Product stewardship	Implement global Food Safety and Quality audits to key sites	✓	25
	Build knowledge of environmental life cycle impacts across major products	✓	25
	Develop a Procurement Sustainability Program	✓	25
	Enhance new product development processes to incorporate environmental impacts, including carbon	>	
Leadership and advocacy	Further embed sustainability Key Performance Indicators within employee performance plans	>	
	Maintain Foster's position as a leader in corporate responsibility	✓	4
Community contribution	Establish global Community Leadership Team	>	
	Implement 'Foster's in the Community' review	✓	26
	Encourage the uptake of employee volunteering leave among Australian salaried employees	✓	28

Completed ✓ Underway >

GOVERNANCE

STRATEGY/APPROACH

Foster's is committed to environmental improvement and ensuring social and environmental risks and opportunities are effectively identified and managed.

Our executive group, the Foster's Leadership Team (FLT) are actively involved in the governance of sustainability at Foster's, including regular inclusion of sustainability issues on meeting agendas. Foster's sustainability priorities and action plan are subject to FLT consideration and approval. The Foster's Board also receives updates throughout the year. Foster's annual Sustainability Report is approved by the FLT and Foster's Board.

At the operational level, the sustainability program is managed by functional and subject matter experts, accountable for developing policy and the management and delivery of programs and priorities.

Our approach to reporting is informed by the Global Reporting Initiative (GRI) and the views of our internal and external stakeholders.

2009 HIGHLIGHTS

- Foster's Leadership Team leads sustainability governance and actions
- Improved Corporate Responsibility Index rating to 91.24, maintaining gold accreditation
- Successful program delivery by cross functional issue based leadership teams

KEY INDICATORS

- Global Reporting Initiative Rating (self-assessed): A
- Sustainability priorities mapped to Enterprise Risk Management register: ✓
- Engaged with key stakeholders: ✓

2010 ACTION PLAN

- Publicly disclose Board and executive level responsibilities
- Publish and distribute a global policy guide to all employees
- Expand stakeholder engagement program
- Continue to drive a high level of participation in legal compliance training, including SALT in Australia
- Expand verification of sustainability disclosures
- Improve GRI self-assessment rating for 2010 report

Sustainability Leadership

Foster's has taken a proactive approach to the management of sustainability priorities within the business. The Foster's Leadership Team (FLT), headed by the Chief Executive Officer, takes direct accountability for sustainability issues and plays an active role in their management. Prominent programs, led by FLT members within the year include:

- CEO Ian Johnston is a participating member of the Foster's Community Grants Program
- Chief Legal Officer and Company Secretary Paul Conroy is the Chair of OHS Council
- Chief of Supply Michael Brooks oversaw Foster's Environmental Targets and the Carbon Reduction Program (responsibilities under review following regional restructure and departure of Michael Brooks).

A number of issue-based Leadership Teams are also in place, made up of global managers who meet regularly to oversee management and drive continuous improvement. In 2009 the following committees were in operation:

- Environment Leadership Team
- Global Procurement Leadership Team
- Quality Leadership Team

Engaging Stakeholders

Foster's key stakeholders include our investors, employees, customers and consumers, non-government organisations, suppliers and commercial partners, the communities we operate in, regulators and governments.

This year we continued an open dialogue with these stakeholders. Their feedback is reflected in the presentation of this year's report and reported content. Examples of feedback sessions within the year include:

- feedback process via the 2008 Sustainability Report,
- managing and responding to customer and consumer suggestions, feedback and complaints via the Foster's Consumer Relations and Global Quality Teams,
- online sustainability feedback,
- analyst and investor briefings,
- membership of and participation in major external sustainability forums and events.

External Benchmarking

Foster's views external benchmarking as a way to ensure that our sustainability program continues to evolve and remain relevant. This year Foster's once again made submissions to the Corporate Responsibility Index (CRI), Carbon Disclosure Project, London Benchmarking Group (AUS/NZ) and FTSE4Good Index. These are discussed in more detail in the Leadership and Advocacy chapter of this report.

Material Issues

We have used AccountAbility's five-part materiality test to assist us to identify issues that are relevant to:

- direct short-term financial performance,
- the company's ability to deliver on its strategy,
- best practice norms exhibited by peers,
- stakeholder behaviour and concerns,
- societal norms, particularly where linked to possible future regulation.

Information that is fed into this process is informed by previous reporting, current and emerging issues, peer review, internal subject matter experts, our Enterprise Risk Management System and internal and external stakeholders.

Our material issues are reported within the eight chapters of this report and approved by the Foster's Leadership Team and the Board.

- Governance
- People and safety
- Responsible consumption
- Energy, water and climate control
- Operational waste
- Product stewardship
- Community contribution
- Leadership and advocacy

Scope and Data

This report includes information on key sustainability issues across Foster's global business, including joint ventures and subsidiaries where Foster's has a controlling interest, unless otherwise stated.

We have continued to prepare the Sustainability Report in accordance with the Global Reporting Initiative (GRI) G3 guidelines. This year we have expanded the extent of our reporting to achieve a self assessed 'A' application level. This is a significant move forward from the application level C we have achieved in previous reports.

The information contained in this report refers to the financial period 1 July 2008 to 30 June 2009 and updates the 2008 Sustainability Report.

Data has been collated for the global business, unless otherwise stated, by subject matter experts. Foster's has updated a number of data capture systems this year resulting in altered past data and/or anomalies. Data reported here may differ from that reported elsewhere due to variation in reporting scope. Any material differences have been identified within the relevant chapter of this report.

Foster's has engaged the services of PwC to undertake a readiness assessment of its processes and protocols governing internal energy and greenhouse gas emissions data management for the purposes of considering Foster's readiness to report under the National Greenhouse & Energy Reporting Act 2007 (NGER Act), and to provide Foster's with practical recommendations for improvement, where appropriate, to assist Foster's to comply with its reporting obligations under the NGER Act.

Foster's community data has been subject to verification by London Benchmarking Group on community investment.

In the coming year we will prepare ourselves for assurance against the AA1000 Assurance Standard.

Compliance and Policy

The Code of Conduct sets out our commitment to complying with the law in each country of operation. It specifically addresses the intention to conduct business in accordance with the highest standards of ethical conduct. The Code, in association with the threeAs and Enduring Values, provide the principles and behaviours expected of Foster's people.

In 2009, Foster's has continued to display a culture of legal compliance. Consistent with our objective of complying with the law in each country of operation we have received no fines in relation to non-compliance with environmental, discrimination, privacy, product liability or corruption laws. As reported in last year's Sustainability Report, Foster's was fined $1.125 million in August 2008 in relation to the death of an employee at our Abbotsford brewery in 2006.

We have also complied with our Political Donations Policy, making no cash or in-kind contributions to any political party or organisation, politician or candidate for public office in any country of operation.

PEOPLE SAFETY

STRATEGY/APPROACH

Foster's is committed to providing a safe workplace, driving a high performance culture, building employee capability and developing inspiring leaders.

There is no greater commitment than ensuring the health and safety of our people. Together with our mission to create a high performance culture, these people commitments underpin our group activities.

A set of integrated programs assist Foster's to develop and manage a safe and engaged workplace. They include:

- 5 Year OHS Strategy
- People Strategy
- Code of Conduct

To ensure that we meet these core commitments in relation to people and safety, key performance objectives cascade from the CEO and Foster's leadership team to all salaried employees across the business.

2009 HIGHLIGHTS

- Launch of Foster's Enduring Values and threeAs
- Largest recorded single year reduction in injury rates
- Introduction of Foster's OHS Awards
- Inclusion of wellbeing into the OHS management system
- Introduction of global OHS incident management database
- Introduction of new Performance Management framework
- Delivered leadership programs to over 430 employees globally

KEY INDICATORS

New hires (excluding casuals)
1,100

Manager Essential sessions conducted in the year
350

Improvement year on year in RCIFR
30%

2010 ACTION PLAN

- Monitor and report progress on annual injury reduction targets
- Extend passenger vehicle safety controls
- Implement priority packaging machine engineering controls
- Review major administrative facilities against H&S audit tool
- Continue to focus on employee engagement with the deployment of global employee survey
- Incorporate sustainability questions into global employee survey
- Launch an enhanced global leadership program offering that focuses on building leadership skills and strategic capabilities
- Launch the "Foster's Academy", creating a central development hub for tracking and delivering training solutions (2 year project)
- Launch a new global recruitment model, delivering global consistency

Employee Health and Safety

Over the past year, Foster's has realised its largest ever annual reduction in injury rates, including lost time injuries. This is a wonderful result for Foster's people and our OHS programs and recognises the excellent work and commitment of our leadership and employees. Recordable Case Injury Frequency Rates (RCIFR) fell 30% in 2009 with Lost Time Injury Frequency Rates (LTIFR) falling 34% on 2008 levels. Over the longer term, injury rates have declined over 50% since LTIFR/RCIFR reporting was adopted in 2002.

Analysis of our incidents shows that soft tissue injuries as a result of manual handling and slips/trips/falls continue to be the most common injuries. These injury types continue to be the focus of workplace improvement plans.


40
30
20
10
0
Frequency rate (includes per million hours worked)
2005
2006
2007
2008
2009
Recordable case injury frequency rate
Lost time injury frequency rate

In early 2008 we rolled out the 5 year OHS strategy. The strategy is aligned with our long-term commitment to zero harm or injury as a result of our operations and will further embed safety into our culture. Over the coming five years, Foster's will aim to:

- Suffer no deaths or permanently disabling injuries
- Reduce Recordable Case Injury Frequency Rate to less than 16 – this means delivering on the 10% year-on-year reduction target
- Measurably improve our OHS culture and employee wellbeing levels

TARGET:

Foster's OHS Committees

Foster's OHS Council continues to coordinate and oversee OHS activity across the group. Chaired by a member of the Foster's Leadership Team, it provides a regular forum for OHS managers and executive leadership to interact directly on health and safety matters. Outcomes of the Council's activity are regular agenda items at both the Foster's Leadership Team and Board meetings.

In addition to the OHS Council, Foster's ensures that there are adequate OHS resources throughout the business, including dedicated OHS personnel and consultative committees. Larger sites typically have formalised committee structures in place which meet regularly to review local OHS performance and plans.

TABLE:

Focus areas	2009	2010	2011	2012	2013	5 year objective	Aspirational goal
Manage our significant hazards						No deaths or permanently disabling injuries	
Reduce the frequency of our incidents						A decrease in RCIFR to <16	
Engage employees in OHS and wellbeing initiatives						Measurably improve OHS culture and employee wellbeing	

CASE STUDY

Foster's OHS Awards

This year saw the introduction of a global OHS Awards program within Foster's. Designed to recognise outstanding OHS contributions, the program saw nearly 50 nominations from across the business. Together, the OHS Council and Executive Leadership Team selected 3 winners:

1 Equipment Category
Penfolds, South Australia



The packaging engineering team completed a number of innovative projects which substantially reduced the manual handling required by employees. Of particular note was the light-weighting of frequently moved parts and implementation of an automated de-cartoning system.

2 Cultural Change
Napa Bottling Centre, California



The team at NBC identified scope to improve their OHS performance. Amongst other initiatives, they increased safety communication processes and defined "safety champions" who committed to not only walk-the-talk themselves but also regularly engage their co-workers. The impact has been a dramatic reduction in injury numbers and a new record in injury-free days.

3 Individual
Severo Hernandez – Meridian Winery, California



Severo – as well as being involved in several other award nominations – was recognised by his peers for his daily commitment to both his own safety and that of those around him. Severo's positive safety attitude, willingness to initiate improvements and engage both his co-workers and visitors on safety concerns was seen as an example to peers.

People Strategy

Our People Strategy focuses on building the capability of our people and organisation through ensuring the right people are in the right roles and driving a high performance culture. To achieve this, we have developed six strategic aims:

1. Attract & Select Great People
2. Identify & Prepare Future Successors
3. Build the Capability of our People
4. Develop Inspiring Leaders
5. Measure & Reward High Performance
6. Embed our Vision, Values & Behaviours

To ensure we deliver on these commitments we will continue to evolve a platform which includes effective people systems, processes and structures.

Total Employment

Foster's employs 6,612 people globally.

Region	Headcount	%
Asia Pacific	404	6
Australia	4,454	67
Canada	73	1
Europe, Middle East & Africa	235	4
New Zealand	163	2
USA	1,283	19
Total	**6,612**	

Agreement type	% Global Team
Non-award employees	55
Award employees	45

Employee Engagement

Foster's regularly conducts a global employee survey to track what is working well and what we can improve. Whilst we did not conduct a survey during the reporting period, the results of the August 2009 survey will be reported next year.

We have incorporated feedback and expanded the format of this year's survey results so that managers will receive detailed team information to enable them to deliver tailored action plans.

CASE STUDY

EMEA Stars

Foster's Europe Middle East & Africa (EMEA) has once again been awarded "One Star Status" in the Best Companies Survey 2009. This follows the company's participation in The Sunday Times Best Companies survey in November last year.

The Best Companies Accreditation scheme is based on a star rating system where one star is first class, two stars are outstanding, and three stars are extraordinary. Of the 795 organisations that participated, only 414 achieved star status. Jonathan Austin – Founder and CEO of Best Companies commented: "I would like to congratulate Foster's EMEA on their outstanding achievement. Our role at Best Companies is to set a rigorous benchmark so that organisations can become even better employers."

Individual Performance Management

Foster's launched a new Performance Management Framework in 2009 to support the Group's vision and strategic agenda of driving a high performance culture.

The framework will assist Foster's to set clear expectations, deliver quality feedback and link rewards to performance. The Performance Management Framework incorporates Foster's threeAs and sets the behaviours required of Foster's employees to drive a High Performance Culture.

In 2009, Foster's once again met the Annual Performance Review target of completing 100% of reviews for non-award employees.

Learning & Development

Foster's is committed to employee development. We have a range of programs that allow our people to learn and develop at all levels of the business and all stages of their careers. Key programs include:

Leadership Programs: More than 430 employees attended one of our leadership development programs in 2009. Programs are available at three levels: staff, team leaders and senior leaders. A Foster's leadership profile will be launched in 2010 with the aim of articulating the expectations of a leader at Foster's.

Manager Essentials: This program was launched in 2008 and has continued this year with over 350 sessions and over 1 060 managers completing the modules.

Product Knowledge: This year we continued to build our employees' knowledge by delivering wine and beer product training to 470 employees throughout Australia, Asia Pacific, Americas and EMEA.

Award Training Programs: These programs aim to develop the capability of our award employees. There is a wide variety of courses that have been undertaken by employees in the Americas and Australia on topics including, health and safety, office-based skills and job specific skills.

Global Induction Framework: In 2010 Foster's will implement a global online induction program to provide new employees with consistent tools and information on Foster's, their function and location.

The capability development and training needs of our award employees are met in a variety of ways, depending on the agreement type, industry standards and the specific requirements of the location and job.

Foster's Academy: Based on the success of the Foster's Sales Academy launched in 2007, Foster's will launch phase 1 of the Foster's Academy in 2010. The Foster's Academy will be an online development hub for all employees.

Diversity

We aim to create a diverse and inclusive culture at Foster's that values the individual differences of our employees and allows them to realise their full potential.

Diversity Plans are tailored to regional requirements and include gender, race, age, sexual preference and cultural differences. Examples of diversity actions undertaken in 2009 include:

- Australian paid maternity entitlements extended to include award employees, with eligible female employees entitled to 8 weeks paid maternity leave.
- Hiring goals have been set in the Americas, in accordance with USA Affirmative Action requirements, for business areas to better reflect the diversity of the broader population from which we recruit.
- Training on communication and thinking style differences in the Americas to enhance business relationships across diverse work groups.
- English as a second language (ESL) and Spanish as a second language (SSL) classes offered in the Americas.
- The development of the 2009 Inspire Survey in three different languages (English, Spanish, Macedonian) to accommodate our diverse workforce.
- Women's Networking Events held at Head Office in Melbourne.
- Two more Family/Parents' Rooms introduced at Abbotsford & Rhodes in Australia. (Refer to case study on p11), in addition to those in place at the Southbank office in Melbourne and Napa, California.

Diversity will continue to form a significant focus for Foster's in 2010.


Sales

[illegible]

TABLE:

[illegible]

Region	Female	Male
Asia Pacific	71	333
Australia	1,282	3,172
Canada	36	37
Europe, Middle East & Africa	110	125
New Zealand	79	84
USA	471	812
Global Team	**2,045**	**4,567**

Management Roles	Global % Women
Senior Executive	20.0
Senior Managers	8.0
Managers	24.0

TABLE:

[illegible]

Age Bracket	Female	Male
Under 20	16	28
20 – 29	416	605
30 – 39	710	1,375
40 – 49	454	1,159
50 – 59	305	799
60 – 69	77	272
Over 70	5	12
n/a	10	12
Total	**1 993**	**4,272**

1 *Data excludes Fiji and Samoa.*



Equal Employment Opportunity and Human Rights

As a member of the United Nations Global Compact, Foster's recognises *The Universal Declaration of Human Rights and the International Labour Organisation's Declaration on Fundamental Principles and Rights at Work*, including the principles relating to elimination of discrimination in respect of employment and occupation. These principles are reflected in our Code of Conduct and corporate policies and underpinned by our Enduring Values of Acting with Integrity and being Socially Responsible. They are communicated through our induction, employee development and management programs.

As part of this commitment, we aim to recruit the right people for the job from within our local communities first, which is reflected in the high proportion of our senior leaders working within their local countries.

Foster's is committed to equal employment opportunity. Our remuneration is based on performance and equity and is not differentiated by gender. In 2009 Foster's was declared compliant by the Equal Opportunity for Women in the Workplace Agency (EOWA). Additionally, Foster's gender pay gap in Australia is better than the industry average.

To monitor compliance with and the effectiveness of our human resource/EEO policies and programs, Foster's tracks incidents through the confidential Whistle Blowers Hotline (launched in 2007), Human Resources, Local Contact Officers and biannual Compliance reporting presented to the Board. No major EEO patterns or human rights issues were identified this year.

Organisational Change and Restructuring

Through any period of change, we are committed to treating our employees with dignity and respect whilst maintaining open communication. In February 2009, Foster's announced the outcomes of a significant business review. A change program was announced, which included:

- separation of the wine and beer business units in Australia,
- the integration of the global supply operations within regional businesses,
- the continuation of an extensive transformation program.

Foster's managed and supported our people during this change by establishing a dedicated project team and implementing a series of week-long Transition Workshops in 5 Australian states, which were attended by over 400 of our sales employees.

Foster's has a range of redundancy provisions including severance payment provisions, minimum termination notice periods (at or above legislated or market competitive rates) and career transition support through flexible outplacement services.

Employee Turnover

Over the past three years employee turnover at Foster's has been trending downwards. Reporting for regional turnover has improved with the move to a centralised Human Resources System.

Region	2008 (Vol/Invol)[1]	2009 (Vol/Invol)[1]
Australia	14%	11.5%
Americas	13%	17.2%
EMEA		11.9%
Global		13.1%

Employee Benefits and Rewards

Foster's offers a range of employee benefits and rewards, which vary based on region and employment status. Benefits are provided to both full and part time employees, however some are provided on a pro-rata basis. Employee benefits include:

- Annual/Vacation leave
- Bereavement leave (paid and/or unpaid)
- Car parking (company provided and/or purchased)
- Employee Assistance Program
- Maternity leave (primary carer, paid and/or unpaid)
- Paternity leave (non-primary carer, paid and/or unpaid)
- Product benefit
- Sick leave
- Super/Retirement (differs between regions from legislated Employer contributions through to Employer matching schemes)

Depending on the region, other benefits may include motor vehicles, health insurance and external study assistance support.

Flexible work practice options are provided to our employees in a number of different ways around the world. They assist our people manage work-life balance and increase employee retention. We have developed Flexible Work Practices (FWP) Toolkits to assist in the review and implementation of individual modified working arrangements. Specifically, these arrangements may include job share, working from home, part-time work or alternative work schedules. These are available to salaried employees in Australia, EMEA and the Americas.

Employee Health and Wellbeing

Foster's offer a range of health and wellbeing initiatives to our employees globally. Some examples include:

Cycle to Work Scheme – EMEA

Foster's EMEA offers its UK-based employees the opportunity to take advantage of the Cycle to Work scheme, part of the Governments Green Transport Plan initiative. The scheme provides employees with a tax incentive to purchase a bike and relevant safety equipment. Cycle to Work also provides a health benefit to those employees, who now cycle to work instead of using other means of transportation. In 2009, over 5% of our employee base in the UK took advantage of the Cycle to Work scheme.

Blood screening – US

Over the last two years, employees in the Americas have been given access to in-depth blood screening and physician follow-up in conjunction with the annual health and welfare plan renewal. This initiative has resulted in the early identification of potential serious health risks.

Southbank Health and Wellbeing Fair – Australia

It was recognised that, unlike some of Foster's larger Australian production sites who have an onsite health professional and rolling health and wellbeing programs, Southbank Australia historically has not provided a coordinated health and wellbeing offering. Driven by the Foster's Leadership Team the 2 day fair provided a focused initiative providing employees with a range of services such as heart health, massage and spinal checks. The fair was very well received with heavy bookings for all services.

CASE STUDY

Abbotsford Family Room

An extended version of the Parents Room concept was launched at our Abbotsford site in Melbourne this year. In addition to providing a dedicated space for women returning from maternity leave, the room also provides a short term solution for parents who need to bring their children or other dependants to the workplace.

The room is set up to support breastfeeding mothers with the provision of kitchen facilities. It also offers a television, DVD player, telephone and data point so that parents are still able to undertake work requirements whilst providing parental supervision.

Healthy vending machines – Americas

In an effort to focus on employees' health and wellbeing, a new vendor was contracted for the provision of healthier food options in all vending machines located at the corporate offices in the Americas.

1 *Permanent turnover only, excluding redundancy turnover.*

RESPONSIBLE CONSUMPTION

1 STRATEGY/APPROACH

Foster's is committed to promoting a culture of responsible alcohol consumption.

Foster's takes direct actions to promote the responsible consumption of alcohol. Our activities are guided by Foster's *Alcohol in the Community Policy*, ensuring that the promotion of responsible consumption is central to the way we market, promote and sell our products.

Our advertising materials strictly adhere to the laws, standards and voluntary codes that apply in each region and our *Enjoy Responsibly* logo is displayed on all Foster's primary packaging and advertising materials. Responsible consumption and the *Enjoy Responsibly* program are part of training and induction programs for all new employees.

We work closely with our partners and invest directly in programs and activities to promote a cultural shift in community attitudes to alcohol consumption. We contribute directly to organisations and initiatives that mitigate the potential negative impacts of alcohol misuse.

Foster's continues to develop, launch and promote a range of lower alcohol products across our portfolio, providing greater choice to consumers.

2 2009 HIGHLIGHTS

- Updated Enjoy Responsibly promotional and education materials
- Included Enjoy Responsibly program in internal health and wellbeing workshops
- Formed company wide project team to review responsible consumption policies and programs
- Continued investment in lower alcohol, calorie and carbohydrate innovation

3 KEY INDICATORS

Investment in responsible consumption (millions)

$2.290

Foster's advertising is subject to pre-vetting

✓

Number of upheld complaints against Foster's advertising

0

4 2010 ACTION PLAN

- Maintenance of responsible marketing standards, ensuring all advertising and marketing materials respect community attitudes
- Complete broad-ranging review of responsible consumption programs
- Continue innovation in lower alcohol, calorie and carbohydrate products linked to consumer demand in specific regions

Foster's Alcohol in the Community Policy

Minimising the potential negative impacts of alcohol misuse on individuals, their families and the broader community is a shared responsibility and one which we take seriously. Foster's Alcohol in the Community Policy commits us to ensure that products are enjoyed responsibly, by informed adults.

1. Being a responsible producer and marketer of alcohol beverages;
2. Promoting the responsible consumption and service of alcohol;
3. Minimising potential harm to consumers and our community as a result of consumption of our products; and
4. A process of continuous improvement towards these goals.

BEING A RESPONSIBLE PRODUCER AND MARKETER

Foster's product stewardship policies, standards and manuals cover the management of health, safety and environmental aspects associated with our products – covering manufacturing sites, suppliers, storage and transport.


2,500
2,000
1,500
1,000
0
$000 AUD
2007
2008
2009

All Foster's marketing accords with mandatory and voluntary codes that exist in markets where Foster's brands are sold. In some cases, we have contributed to the development or improvement of voluntary industry codes. Our marketing recognises, and seeks to comply with, the cultural, legal and ethical standards of the communities in which we operate.

Foster's 'Responsible Marketing' key performance indicators remain an integral part of our brand marketers' roles. Our responsibilities are shared by external advertising and public relations agencies engaged on Foster's advertising and promotions. Performance evaluation is linked to compliance with all relevant codes.

An internal marketing approval process covers all consumer facing materials (including sponsorship, packaging, point of sale, on-pack promotions, state specific promotions, etc). This process ensures the spirit and intent of the industry codes and community standards are embraced in every aspect of our marketing, not merely advertising.

On-going training and education is provided for staff and agencies and our marketing team has in-house specialist Alcohol Beverages Advertising Code (ABAC) compliance advisers to assist in the application of the codes and development of campaigns.

In Australia, Foster's complies with the self-regulatory ABAC. The Code includes clear prohibitions on marketing to minors and the depiction of excessive and irresponsible drinking. Copies of the ABAC and relevant Foster's policies are available from **www.fostersgroup.com**. Advertising materials covered by the code are submitted for pre-vetting to ensure the final materials are consistent with the ABAC.

In addition, Foster's frequently seeks guidance from the pre-vetters on early concepts to remain confident that every campaign produced is mindful of community standards. Foster's and its agency staff work closely with ABAC representatives to maintain an open dialogue and swiftly address any issues, routinely amending materials to incorporate pre-vetters' feedback.

Members of the Australian public made twenty three complaints regarding Foster's advertising in the year, none of these were upheld by the independent Advertising Standards Board complaints process.

PROMOTING RESPONSIBLE CONSUMPTION AND SERVICE OF ALCOHOL

Enjoy Responsibly

Foster's *Enjoy Responsibly* program has been in place since 2003. The program outlines a set of policies and behaviours, which seek to ensure that any alcohol consumption is legal, informed and considered.

Legal – means within the law. This includes being of legal drinking age, and abiding by any other applicable laws, for example having a blood alcohol content below the relevant limit when driving.

Informed – means informing yourself of the effects that alcohol consumption may have on you individually. This includes understanding what constitutes a standard drink. It also means noting the information provided on the labels of the drinks you consume and monitoring your alcohol intake.

Considered – means asking yourself, "is this really the right time for me to drink alcohol?" So 'considered drinking' requires thinking carefully about the appropriateness of drinking. This is subjective, but could include taking account of your personal circumstances, obligations and commitments.

Responsible enjoyment of alcohol is about an individual balancing the enjoyment and benefits of drinking alcohol with the potential risks and harm that may arise from it – especially when it is misused.

The program is communicated via our prominent logo which appears on all Foster's products, packaging, advertising and point of sale materials. Program guidelines require any brand promotion that is linked to the drinking occasion to now carry the *Enjoy Responsibly* logo in the local language. For more information, see **www.enjoy-responsibly.com**

Standardised 'unit content' logos are also included on the Australian portfolio, making it easier for consumers to find alcohol content information and more effectively manage their alcohol consumption. The suite of logos was endorsed by all Australian governments through the Ministerial Council on Drugs Strategy, the peak national body overseeing alcohol policy in Australia.

Responsible consumption and our sporting partners

All external partners commit to presenting alcohol in a mature, balanced and responsible manner. In particular, Foster's has worked over recent years with management of partner Australian sporting codes to ensure responsible alcohol consumption is communicated to teams and players through professional and amateur club structures. This is now reflected in our sports sponsorship agreements.


Enjoy Responsibly
REDUCING THE RISK OF INJURY OR ALCOHOL RELATED HARM
LONGER TERM DRINKING BEHAVIOUR
SINGLE OCCASION DRINKING BEHAVIOUR


Enjoy Responsibly
Responsible Enjoyment of Alcohol
LEGAL
INFORMED
CONSIDERED
Responsible Enjoyment of Alcohol


PURE BLONDE

Responsible consumption and our people

Our *Enjoy Responsibly* intranet site provides current training materials and links to relevant external sites. Responsible Service of Alcohol courses are available to sales staff and marketing and sponsorship staff are provided ongoing training and support to ensure compliance with advertising and other marketing related requirements. Hospitality employees have implemented *Enjoy Responsibly* recommendations and Responsible Service of Alcohol guidelines into their standard event management practices. This year, health and well-being fairs held across our operations and offices included *Enjoy Responsibly* education as part of the 2 day event. The fair has historically been provided to production based staff.

MINIMISING POTENTIAL HARM

DrinkWise – Building a safer drinking culture

Foster's is the largest alcohol industry supporter of DrinkWise Australia, a not-for-profit, independent research and social change agency, jointly funded by the Australian Government and the alcohol industry. Through research, community-based programs and social marketing campaigns, DrinkWise is dedicated to building a safer drinking culture in Australia.

In addition to Foster's financial support, we are a committed partner, represented on the DrinkWise Board by Foster's CEO Ian Johnston.

DrinkWise's second phase campaign – KIDS AND ALCOHOL DON'T MIX – shifts focus to parents of pre-teens. Pre-teens, aged nine to 14, can also be defined as children progressing through the transitional period from primary school to the start of their secondary school years and adolescence. The campaign aims to engage with parents to consider delaying when their kids start to drink. www.drinkwise.com.au

DrinkWise.com.au

Drinkaware UK – changing drinking habits for the better

Foster's EMEA makes a valued contribution to Drinkaware, an industry funded charity that promotes responsible drinking. Drinkaware uses innovative ways to challenge the national drinking culture to help reduce alcohol misuse and minimise alcohol-related harm. An independent, UK-wide charity, Drinkaware is supported by voluntary donations from across the drink's industry.

In addition to Foster's financial support, we are a committed partner, represented in the program by EMEA Managing Director Peter Jackson.

Programs engage with organisations and individuals across the UK to fulfil the educational, community and awareness campaigning function envisaged in the Government's Alcohol Harm Reduction Strategy. Drinkaware achieves this by providing accessible, evidence-based information about alcohol and its effects to employers, young people, teachers, parents and community workers. Using a range of media, such as film, multimedia and TV, the program presents honest facts about alcohol. www.drinkaware.co.uk

drinkaware.co.uk
for the facts

"We're not saying don't drink, just think"


WE'RE NOT SAYING DON'T DRINK
Just think
A CAMPAIGN AGAINST


Leader
COMMUNITY NEWSPAPERS
locals love Leader
AFL
ALLM
AHA
justthink.leadernews.com.au


Set a responsible pace this Coffs Cup Carnival
VB

We're not saying don't drink, just think

Foster's supported the Leader Group Newspapers *Just Think* campaign, launched in late 2008 to highlight the issue of alcohol-fuelled street violence in Melbourne, Australia.

The campaign was featured in 33 Melbourne newspaper titles to 1.86 million Melbourne readers.

Using the slogan "We're not saying don't drink, just think", the campaign promoted responsible drinking and urged people to consider how excessive drinking could change their behaviour. The campaign was supported by the Victorian Government, Victoria Police, the AFL, Victorian AHA, Associated Liquor Licensees of Melbourne and Foster's Group.

It was also endorsed by a group of leading sportspeople who became faces of the campaign. This group included Adam Cooney from the Western Bulldogs Football Club, Collingwood Football Club's Josh Fraser and Essendon Football Club's Matthew Lloyd, as well as rugby league player Melbourne Storm's Billy Slater, Melbourne Tigers basketballer Chris Anstey and Melbourne Vixens netballer Sharelle McMahon.

Foster's extends low alcohol campaign at major sporting events

Our New South Wales team provided responsible consumption promotions to assist Coffs Harbour horse racing authorities to encourage on-course drinkers to drink responsibly.

This year we added responsible consumption messaging on all promotional activity, with horseracing themed Enjoy Responsibly posters placed around the racecourse and precinct venues. Foster's supported this initiative with our range of products including VB Gold, Crown Gold, Lindemans Early Harvest and Yellowglen Jewel. The move was once again applauded by the racing authorities and local police and we are looking to build further in the future.

Product innovation

Foster's continued to deliver products to market that are lower in alcohol, carbohydrates and calories. We have backed this innovation with focused advertising and promotions behind new products including Pure Blonde Naked (low carbohydrate, mid-strength) and Carlton Natural Blonde (low carbohydrate).

REVIEWING AND IMPROVING OUR RESPONSIBLE CONSUMPTION PROGRAMS

During the year, Foster's established an internal taskforce to review all aspects of our responsible consumption policies and programs. Carlton & United Breweries Managing Director, Alex Stevens leads the project which will take stock of current programs and activities and look to improvements for this important area of activity.

ENERGY, WATER & CLIMATE CHANGE

STRATEGY/APPROACH

We recognise our environmental responsibility and work towards reducing our direct and indirect impacts.

This year we formalised our commitment to environmental management by updating the Foster's Global Environment Policy. We align our environmental goals and objectives with Foster's business priorities and embed environmental accountabilities within our business. The development of the policy was overseen by the Environment Leadership Team (ELT) and key aspects include:

- environmental goals and objectives,
- targets for achievement,
- systems and processes to support delivery against objectives and targets.
- Environmental Performance Metrics database for tracking and reporting data in a consistent manner across the business,
- projects and programs that result in improved biodiversity and material savings in energy, water and waste.

2009 HIGHLIGHTS

- Introduced Global Environment Policy
- Developed & implemented global Environment Performance Metrics database and reporting standards
- Pursued efficiency improvements as part of Australian energy & water efficiency program
- Partnered with SA Murray Darling Basin NRM Board to deliver 2.2GL of water to the Markaranka Floodplain biodiversity project

KEY INDICATORS

Reduction in GHG emissions **1.46%**

Energy efficiency performance **0.14%**

Water efficiency performance **-2.96%**

2010 ACTION PLAN

- Monitor and report progress towards 4 year energy and water reduction targets
- Communicate and implement the updated Environment Policy
- Launch global environment performance metrics reporting platform
- Monitor and prepare business for emerging carbon and greenhouse compliance requirements
- Develop environment capability and awareness training

Environmental Governance and Policy

The Environment Leadership Team (ELT) is responsible for the governance and coordination of Foster's environment program. It is made up of representatives from each of our operating jurisdictions and core business functions. A key purpose of the ELT is to track and report on environmental performance against objectives and targets.

In 2009, the ELT developed and endorsed an updated Global Environment Policy. The policy formalises our commitment to environmental management and consolidates our objectives.

Our environmental objectives are:

- meeting or exceeding all environmental regulations in each of our workplaces,
- maintaining a structured and consistent environmental management system, driving continuous improvement throughout our operations and effectively addressing hazards, risks and emerging issues,
- driving the integration of environmental considerations into key elements of core business processes through innovation, clear objectives and engagement,
- ensuring that all employees, contractors and visitors understand and comply with our environment policies, procedures and practices,
- ensuring that consumption of resources, such as water, energy, packaging, chemicals and raw materials is reduced, or is as efficient as possible,
- minimising wastes generated, and maximising diversion from landfill for waste materials, through recycling or re-use, from within our operations and across our customer and consumer base,
- protecting, enhancing and where possible, restoring biodiversity,
- working across our supply chain to deliver commercially sound improvements in environmental performance.

Climate Change

We acknowledge the significant challenge posed by climate change and the immediate action required to avoid increasing the concentration of greenhouse gases in the earth's atmosphere. As an organisation we recognise the importance of our responsibilities in reducing our carbon footprint and looking for opportunities to achieve responsible carbon management across our supply chain.

CASE STUDY

Engaging our people on environmental issues

Coinciding with World Environment Day, Foster's launched a week long global environmental awareness campaign. Employees across the business were provided with information about the environmental goals, objectives, initiatives and achievements over five days. Key topics were energy, carbon, water, waste, product stewardship and leadership and advocacy.

In addition to this, 32 of our Victorian based employees were part of Sustainability Victoria's Greenhouse Games. The Games saw our people competing with other teams and organisations from across Victoria. Foster's employees participated in activities to help reduce carbon emissions and energy and water consumption from their homes.

These initiatives help us to achieve our commitment to develop environment capability and awareness within the organisation.

We also recognise that climate change presents a number of risks to our business, particularly those relating to regulatory changes and the impact of changing climatic conditions on our vineyards. We believe that we have appropriate management systems, strategies and processes in place to adapt to these emerging issues.

Our Environmental Program of Works aligns environmental initiatives and activities occurring within our business against our environmental priorities and objectives stated in our environment Policy. Incorporating those activities initiated under our carbon reduction program, Foster's has taken an integrated and holistic approach to managing the various aspects of environmental management and opportunities across the functional areas of our business.



(1=10,000 tonnes CO2-e)
12
9
6
3
0
81,448
61,526
81,829
56,200
2008*
2009
Global Beer Cider Spirits (excl. Pacific) Scope 1
Global Beer Cider Spirits (excl. Pacific) Scope 2
Global Wine (excl. EMEA & viticulture) Scope 1
Global Wine (excl. EMEA & viticulture) Scope 2

*Re-stated past data



(1=10,000 tonnes CO2-e)
20
15
10
5
0
142,974
133,099
2008*
2009
Global Total (excl. Pacific) Scope 1
Global Total (excl. EMEA & viticulture) Scope 2

*Emissions = Scope 1 and 2 direct emissions ex. Refrigerant gases and CO_2 for carbonation

*Re-stated past data

This year has realised the following achievements:

- Determination of our direct carbon footprint including Scope 1 and Scope 2 emissions from across our operations globally.
- Establishment of a reporting platform of our environmental metrics common across the beer and wine businesses globally. The database allows us to report energy and water consumption, greenhouse gas emissions and waste generation at a global and site level, as an absolute figure or per unit of production.
- Launched Wolf Blass Green Label in PET, developed with 27% less greenhouse gas emissions.
- Continuation of partnership with Greenfleet to offset emissions from Foster's tool of trade vehicles and business related air travel.


80,315 GJ
5%
7,912 GJ
0.5%
7,316 GJ
0.5%
551,855 GJ
35.5%
782,413 GJ
50.5%
120,501 GJ
8%
Electricity
Natural gas
Coal
Diesel
Solar
Other


2.5
2.0
1.5
1.0
0.5
0
Energy/unit of production (MJ/L)
2008*
2009
Global Beer Cider Spirits (excl. Pacific)
Global Wine (excl. EMEA & viticulture)

*Re-stated past data


25
20
15
10
5
0
(1=100,000 GJ)
2008*
2009

*Re-stated past data

Energy and Water Efficiency

Last year, Foster's Energy and Water Efficiency Project (EWEP) was introduced, primarily in response to the *Energy Efficiency Opportunities Act* (2006) within Australia and other state-based efficiency program requirements. The program assists Foster's in meeting the relevant legislative requirements for energy, water and waste management. It also assists to identify energy, water and carbon cost savings at our beer and wine production and packaging sites, and builds capacity within our business.

Key milestones in the introduction of this project have been:

- The appointment of an EWEP program manager to lead the EWEP project and ensure it meets relevant legislative requirements
- Formation of an EWEP Working Group comprising key representatives from across Foster's. The Working Group facilitates EWEP assessments at each of the operations together with a site appointed EWEP Champion
- Review of steam, hot water and refrigeration across our 10 key production facilities yielding over 20 energy and water efficiency opportunities

Since the introduction of EWEP, we have identified over 20 energy and water opportunities. A sample of these opportunities include:

- Reduced kettle boil at Yatala brewery
- Steam audits at Abbotsford, Yatala, Cascade, Campbelltown and Karadoc to minimise steam losses
- Wolf Blass temperature control review at the packaging facility

In the coming year, activity will focus on electrical and compressed gas use.

For further information refer to our EEO Assessment Report www.ret.gov.au/energy/efficiency

TARGET:
Achieve a 10% reduction in water use per unit of production by 2011 on 2007 levels.

TARGET:
Achieve a 10% reduction in energy use per unit of production by 2011 on 2007 levels.

Biodiversity

Many of Foster's sites have biodiversity value that we wish to protect, enhance and restore. This encourages the retention of native flora and protection of native fauna habitats. While we have not yet completed measuring all of our biodiversity assets, so far we have identified in Australia:

- A total of 1,749 hectares of native vegetation
- Native vegetation patches with median width of 200 metres
- 51% of native vegetation patches are either connected or partially connected to other significant pockets of native vegetation
- 32% of native vegetation patches have a species regeneration rate of 50% or more (the current drought in Australia however, is likely to have a continued effect on species regeneration).

Our commitment to managing biodiversity can be found within the Foster's Biodiversity Guidelines, which were developed together with the Australian Conservation Foundation. These guidelines set out our high level commitment to biodiversity and provide detailed actions for managing the impacts of our operations on biodiversity, particularly within our wine business.

Biodiversity impacts may be reduced by our operations through:

- restricted use of chemicals in the production of grapes,
- effective pest and disease management practices,
- beneficial soil, fire and nutritional management practices,
- responsible use of plant and equipment,
- positive water ways and water resource management.




640 ML
16%
3,112 ML
81%
151 ML
3%
Municipal
River/Surface
Bore/Well


10
8
6
4
2
0
Water/unit of production (L/L)
2008*
2009
Global Beer Cider Spirits (excl. Pacific)
Global Wine (excl. EMEA & viticulture)
*Re-stated past data


5
4
3
2
1
0
(1=1,000 ML)
2008*
2009
*Re-stated past data

TABLE:

State	Vineyard	Hectares (approx.)
New South Wales	Denman	130
	Giant's Creek	130
	Mudgee	44
	Pokolbin	15
South Australia	Barossa	6
	Bordertown	48
	Clare	30
	Coonawarra North	3
	Coonawarra South	15
	Eden Valley	37
	Langhorne Creek West	4
	Markaranka	990
	Padthaway	22
	Robe	44
	Wrattonbully North	8
	Wrattonbully South	23
Victoria	Bailey's	12
	Drumborg	16
	Glenlofty	100
	Heathcote	29
	T'Gallant	1
	Yarra	43



To manage our impacts in a responsible manner, Foster's has developed a number of tools:

- **FutureFARM:** each of our vineyards has a site Environmental Management Plan that is reviewed and updated regularly, and addresses key elements of environmental management such as:
  - legal requirements
  - regional issues and priorities
  - site detail
  - environmental risk around water use and water quality, agrochemical use and fuel storage and handling, biodiversity, soil health, waste and carbon emissions
  - contingency procedures and incident reporting
  - environmental improvement action planning
- **Foster's Footprint Program:** focussed on the sustainable future of the vineyard, Foster's Footprint contains a series of tools and best practice guidelines developed for use by our vineyards to assist with actively managing the risks and opportunities identified and documented in FutureFARM.
- **Sustainable Choice:** this tool has been developed to allow the selection of chemicals that have least impact on people and the environment. The tool incorporates a scoring system and vineyards are measured on the "softness" of their agrochemical spray programs.
- **Green Business Program:** our wineries in the Napa and Sonoma regions in the Americas are actively involved in the Green Business Program. The program focuses on businesses achieving environmental compliance, conserving resources, preventing pollution and minimising waste. Our Asti and Chateau St Jean wineries are certified to the Sonoma County Green Business Program. Our Beringer and Etude wineries are certified to the Napa County Green Business Program. Next year, we are looking to expand our certification to other facilities in the Americas.



CASE STUDY

Drinks all round in SA



Markaranka is a vineyard located on the River Murray in South Australia's Riverland. The property includes a significant floodplain that is home to majestic River Red Gums. Droughts, declining River Murray flows and a reduction in the occurrence of flooding events have meant that trees have suffered.

In 2006, Foster's entered into a partnership with the South Australian Murray Darling Basin Natural Resource Management Board. The aim of the partnership was to:

- revitalise the majestic River Red Gums on the floodplain at the Foster's Markaranka vineyard through an environmental watering project,
- develop a long-term floodplain management plan for the Markaranka Floodplain.

This project to date has resulted in donations of water by both Foster's and the South Australian Murray Darling Basin Natural Resource Management Board to simulate flooding events, the development of a baseline flora and fauna survey and a carbon inventory.

There is still much to be learnt from the simulated flooding project. Foster's continues to work closely with the South Australian Murray Darling Basin Natural Resource Management Board to better understand how to protect the Markaranka floodplain's valuable biodiversity resources and the associated carbon stored in trees.


WOLF BLASS
GREEN LABEL
29% Less Greenhouse Gas Emissions
CRISP DRY WHITE

CASE STUDY

Wolf Blass Green Label

In an Australian first, Wolf Blass has released its latest range of wines producing 29% less greenhouse gas emissions (GHG)*. The new Wolf Blass Green Label wines come in a lightweight recyclable plastic bottle (PET) designed to make less impact on the environment, while still delivering the same quality, taste and consistency as Wolf Blass wines in glass.

Wolf Blass conducted an extensive Greenhouse Gas Life Cycle Assessment across all phases of the Wolf Blass Green Label life cycle. The LCA was independently verified and conducted in accordance with the Australian Standards for Life Cycle Assessment in the ISO14040 Series.

A core feature contributing to Green Label's lower carbon footprint is that when filled, the plastic bottle is 36% lighter in weight compared to the industry standard glass bottle. This saves on greenhouse gas emissions generated during production and transport.



The packaging is 100% recyclable and shatterproof, eliminating the risk of broken glass and the empty bottles can easily be crushed and folded to minimise household waste. Wolf Blass Green Label uses 100% recycled and 100% recyclable materials in the Enviro Labels, alcohol-free printing processes, gold inks rather than gold foil, plus 100% recycled cartons.

Wolf Blass Green Label is available in a Crisp Dry White & Cabernet Shiraz.

OPERATIONAL WASTE

STRATEGY/APPROACH

Reducing waste within our operations and diverting waste from landfill by re-use, re-processing or recycling.

This year, we re-formalised our commitment to diverting waste from landfill as part of the adoption of the updated Foster's Global Environment Policy. This commitment covers waste from both our operations and from our customer and consumer base. At an operational level, we focus on reducing wastes generated in line with our commitment to efficiency.

Foster's has over 30 waste types that are generated from 108 operations globally. These wastes can broadly be grouped as solid, liquid, organic and hazardous. We manage waste according to the tenets of avoid, reduce, re-use, recycle and responsibly dispose.

We are currently working towards developing a baseline of waste generation data. This will enable us to track the success of our waste management programs, identify opportunities for action and develop standard approaches across the business.

2009 HIGHLIGHTS

- Identification of waste streams globally
- Foster's Wine Estates Americas was a winner of the 2008 Waste Reduction Awards Program (WRAP) run by the California Integrated Waste Management Board (CIWMB), which recognises businesses for outstanding waste reduction efforts

KEY INDICATORS

Total operational waste ('000 tonnes)	Waste recycled or re-used	Waste to landfill
171	91.23%	8.77%

2010 ACTION PLAN

- Incorporate waste management data into group wide Environmental Performance Metrics database
- Finalise waste data baseline to enable future waste target setting

MANAGING OUR WASTE

Foster's commitment to reducing waste is consistent with the business objective of continuously improving efficiency within our operations. We recognise that reducing waste often leads to significant cost savings and efficiency gains.

We aim to avoid the creation of wastes and reduce or re-use wastes generated from our operations where we can. For those not suited to re use, we recycle through established systems and responsibly dispose of the remainder.

Foster's has over 30 waste streams globally. These include:

- **Solid wastes:** these are recycled, re-used or disposed of to landfill
- **Liquid wastes:** these are disposed of through our tradewaste and wastewater treatment systems
- **Organic wastes:** these are re-used or recycled within our operations
- **Hazardous, prescribed or controlled wastes:** these are transported and disposed of by licensed contractors in accordance with legislative requirements

Wastes for Re-Use or Recycling

Our recent baselining efforts have identified over 21 streams for re-use or recycling from our operations globally. These include both general solid and organic wastes such as glass, cardboard and plastic packaging, spent yeast and grain from beer manufacturing and stalks, lees and marc from our wine processing.

Post-Consumer Waste

Management of post-consumer waste is addressed through our ongoing participation with the Australian Food & Grocery Council Packaging Stewardship Forum (AFGC PSF). The AFGC PSF identifies and activates programs in the community that seek to increase the recovery and recycling of packaging wastes and reduce litter. Foster's has been a member of the AFGC PSF and its predecessors for the last three decades. Our involvement in the AFGC PSF is a critical component of our commitment to wastes in our supply chain and our broader product stewardship initiatives including the National Packaging Covenant in Australia.


"THE BREWERY HAS CUT
WATER USE BY 35%
THE CHALLENGE IS TO GET MY
FAMILY TO DO THE SAME."
SAVE
WATER
Our Water Our Future

CASE STUDY

Environmental Performance Reporting

The Environmental Performance Metrics project was established to facilitate the collection of energy and water consumption, waste generation and greenhouse gas emissions data from Foster's operations globally.

Foster's has 108 production sites and currently reports on over 90 environmental metrics globally. Managing data of this scope and magnitude requires a clear system of consistency, traceability and accuracy.

To meet the needs of the business, and the various regulatory regimes impacting our operations, Foster's commissioned a web-based Environment Performance Metrics database that could provide a central repository for performance data and reporting globally.

Roll out of this database occurred over a 6 month period in 2009 and has consisted of online training and development of data collection protocols to ensure consistency and accuracy across all operations.

All of Foster's production sites now have a central point of data collation and storage. Delivery of this database has enabled Foster's to report progress against targets, as well as meeting requirements for a number of mandatory reporting regulations.

CASE STUDY

Abbotsford leading the way

Rob Greenaway (pictured) is Abbotsford's Quality Assurance and Environment Manager and he and the staff at Abbotsford are leaders in waste and water management. Over the last eight years, Abbotsford has realised the following efficiency gains:

- 46% reduction in trade waste discharge
- 35% reduction in mains water used
- 77% reduction in sodium discharge

These results have been achieved through comprehensive waste mapping and via initiatives such as collection and recycling of processed water, bottling line efficiency measures, a solid waste recycling program and minimisation of chemical use. Rob and the rest of the staff have many more actions planned.

A major focus for waste reduction across the Group is to share the learnings from our leading breweries to reduce the waste and water impacts at other facilities.

PRODUCT STEWARDSHIP

STRATEGY/APPROACH

Understanding the environmental lifecycle of our products; appropriately managing product health & safety impacts; and producing consistently safe and high quality products.

Providing quality products to our customers and consumers is critical to Foster's success. Our brands, reputation and ultimately our business sustainability rests on the delivery of quality products – consistently and safely.

We have made significant improvements in the management of suppliers and in our product quality systems. We measure the success of these programs through reductions in critical and non-critical complaints.

Policies, standards and manuals now cover the management of health, safety, quality and environmental aspects associated with our products, covering manufacturing sites, suppliers, storage and transport. These include:

- Procurement Sustainability Program;
- Health, Safety Policy;
- Environment Policy;
- Food Safety and Quality Management System (FSQMS); and
- Customer Supply Chain Manual.

To oversee the management of these policies and to drive continuous improvement, the Quality Leadership Team, Environmental Leadership Team, and Global Procurement Leadership Teams have been created. They are made up of senior managers from across our operations and corporate functions. The teams have met regularly during the last 12 months.

2009 HIGHLIGHTS

- Food Safety & Quality Manual (FSQM) completed and implemented
- Global audit tool developed to assess site for compliance with the Foster's FSQM
- 26 global sites assessed for compliance to the FSQM
- 21 key suppliers assessed for compliance to the FSQM
- All 19 internally and externally managed warehouses assessed against the Customer Supply Chain Manual
- Conduct of life cycle assessment and release of Wolf Blass Green Label wine in PET
- Reduction in packaging weight sold into the marketplace by 4.76%*

KEY INDICATORS

Reduction in critical complaints
16%

Achieved interim compliance target – Foster's sites with Foster's Food Safety & Quality Manual
✓

Achieved interim compliance target – Foster's suppliers with Foster's Food Safety & Quality Manual
✓

2010 ACTION PLAN

- Monitor and report on annual product quality targets
- Reduce packaging weight where practicable
- Introduce PIQET Life Cycle Assessment tool into Australian new product development process
- Incorporate Ethical Procurement Code into supply practices
- Introduce new 'Food safety & hygiene' training program

* FY 2008 data

The following outlines some of the key areas of activity, achievement and performance for 2009.

Product Life Cycle

Product stewardship refers to the integration and active management of the health, safety, quality and environmental impacts of product lifecycles. We assess these impacts and our compliance to standards via compliance to our own Food Safety and Quality Management System (FSQMS), procurement sustainability program, and Customer Supply Chain Manual as demonstrated below.

Suppliers

Health, Safety and Quality – FSQMS

Environment – Procurement sustainability program

Manufacturing

Health, Safety and Quality – FSQMS

Environment – FSQM, HSE Policy

Packaging

Health, Safety and Quality – FSQMS

Environment – Procurement sustainability program

Transport

Health, Safety and Quality – Customer Supply Chain Manual

Environment – Customer Supply Chain Manual

This year, we began the introduction of PIQET, a life cycle analysis tool, which assists in understanding and accounting for the environmental impacts of our product packaging. This tool assists in delivering innovative packaging solutions that build on recent success stories including the Greenhouse Friendly™ endorsed Cascade Green beer and Wolf Blass Green Label wine (see case study).

Packaging

Foster's has been a signatory and active member of the National Packaging Covenant (NPC) for NPC1 and NPC2. An action plan has been developed and regular progress reports provided to the NPC.

In 2008, our most recent NPC reporting year, we reduced the weight of packaging sold into the marketplace by 4.76%. Foster's reduction has also contributed to a positive change in the recycling rate reported by the NPC.



Food Safety and Quality

TARGET:
[illegible]

The Food Safety and Quality Manual (FSQM) was developed and introduced in 2009 and is a significant step forward in the management of product health, safety and quality. The manual sets out expectations for our sites to ensure we deliver safe, quality and best value products to customers and consumers. The manual assesses site performance in the following areas:

- Hazard Analysis and Critical Control Points
- Quality management
- Materials management
- Change management
- Good manufacturing practices
- Product control
- Process control
- Personnel

This year we exceeded our target of auditing 11 sites, with 26 sites audited for compliance to the manual.

Our Suppliers

Foster's has a comprehensive approach to selecting and managing suppliers which includes financial, capability, quality and sustainability considerations. Within the procurement sustainability program, we require assurances on energy efficiency, greenhouse gas reduction, water efficiency, waste reduction, recycled content, recyclable packaging and ethical treatment of workforce.

In addition to our sustainability criteria, the introduction of the Food Safety and Quality Manual (FSQM) and auditing tool has provided a basis for us to benchmark our key suppliers. In 2009 we audited 21 of our key suppliers who achieved an average score of 78% for compliance with FSQM standards. We will work closely with these suppliers in the future to improve compliance scores.

While all of our significant supplier agreements are in developed economies, the negotiation of a new supplier agreement in a developing economy will incorporate all elements of our procurement sustainability programs.

Although we are not guided by a formal policy requiring locally sourced products, the vast majority of our direct material supply (e.g. packaging, barley, hops, grapes) is sourced from the country within which production occurs. By legislation and industry practice, wine grapes are named by source on product packaging.

Customer Satisfaction

TARGET:
[illegible]

A key measure of our performance is the number of customer complaints received. We measure two types of complaints; 'critical' include product defects or issues that have the potential to cause harm or injury to people or risks to Foster's business; and 'non-critical' those that are not deemed to be reportable but still measured and reported. This year we have once again seen an overall reduction, with critical and non-critical complaints down almost 20% on 2008.

We attribute this to better management of our food safety and quality and as a result of a number of initiatives now in place to monitor and respond.

COMMUNITY CONTRIBUTION

1 STRATEGY/APPROACH

Foster's seeks to actively participate and make a positive difference to the communities in which we live and work.

Our contribution to communities is focused in three core areas: wellness, culture and the environment. We contribute through programs designed to positively impact on our communities, through implementation of community engagement activities and support for responsible consumption initiatives.

Our people are active participants in our employee community programs though volunteering, You Care We Care employee grants and Workplace Giving.

In the community, we focus our support in three ways:

- providing financial support to organisations through our Community Grants Program,
- creating engaging partnerships,
- providing financial and in-kind support for locally-based grassroots sponsorship.

Our community focus on responsible consumption of alcohol is ongoing. This year we supported a number of alcohol awareness and education programs including *DrinkWise* (Australia) and *Drinkaware* (UK).

Foster's in the Community

Community Engagement	Employee Involvement	Responsible Consumption
Community Grants	Volunteering	Community Grants
Partnerships	You Care We Care	DrinkWise (Australia)
Local sponsorships	Foster's Matching Giving	Drinkaware (UK)
	Workplace Giving	Partnerships

2 2009 HIGHLIGHTS

- Launch of the Raise a Glass Appeal, an Australian partnership between VB, the Returned and Services League (RSL) and Legacy raising more than $1.1million for welfare assistance programs
- Timely and significant relief to victims of the Victorian Bushfire disaster
- Launch of Foster's Employee Volunteering Leave
- Awarding more than $1m to community projects in Australia and North America

3 KEY INDICATORS

Total Community Investment (millions)

$6.535

Employee involvement in Foster's in the Community programs

20%

Continued membership with London Benchmarking Group on community investment

LBG AUSTRALIA NEW ZEALAND

4 2010 ACTION PLAN

- Raise awareness of and encourage employees' involvement in Foster's in the Community programs
- Increase support of responsible consumption and alcohol education programs
- Where appropriate, develop consumer brand campaigns that support community causes
- Increase awareness of responsible consumption programs amongst fund-seeking organisations


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$(000,000)
2007
2008
2009


$203,989
3%
$8,730,230
61%
$2,289,762
36%
Community engagement
Responsible consumption
Employee involvement


212
15%
32
2.5%
67
5%
860
62%
214
15.5%
Payroll giving (one-off for disaster relief)
Payroll giving
Matched giving
Volunteering
You care we care grants program


Community engagement
Responsible consumption
Employee involvement
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
$000 AUD
2007
2008
2009


Culture
Wellness
Environment
Disaster Relief
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
$000 AUD
2007
2008
2009

CASE STUDY

Julalikari Residential Program



The Julalikari Residential Program has since 2007 provided young indigenous males and females a home, a safe place that allows at-risk youth the opportunity to continue their education, whilst providing access to professional services and the ability to work through personal issues – some relating to alcohol abuse.

The outcomes of this program have positively impacted the broader community of Tennant Creek, with young males finding work at local cattle stations following their stay at the 'Blue House' and young females continuing to attend high school, settling back into family life and setting long-term goals for their future.

Community Engagement

Through Foster's Community Grants program, our partnerships program and grassroots community sponsorships, we engage with and support the communities in which we live and work.

This year we have provided more than $1 million in community grants to 37 non-profit organisations. Each grant enables community-based outcomes to be delivered in our focus areas of wellness, including responsible consumption and mental health, arts and culture and the environment.

CASE STUDY

Shooting Star Children's Hospice

The Shooting Star Children's Hospice is one of Foster's Europe, Middle East and Africa (EMEA) supported charities. The Shooting Star Children's Hospice provides care, support and advice for young people with life-limiting conditions and their families. These care services are offered free of charge to families, 365 days a year across the western half of London and north Surrey.

Foster's EMEA has held a number of fundraising activities this year, supporting two employees running the London Marathon in April. Money raised from fundraising went directly to Shooting Star and a number of other charities supported by Foster's EMEA including the Pink Ribbon Foundation and The Wine Trade Benevolent Society.

PARTNERSHIPS

Once again we are proud to continue our support for two long standing partnerships with Red Dust Role Models and Conservation Volunteers Australia.

Red Dust Role Models

Our long-term partnership with Red Dust Role Models provides direct support for healthy lifestyle programs delivered to remote indigenous communities in the Northern Territory. The Red Dust program also gives our employees the opportunity to participate in a cultural exchange program with indigenous communities, which in turn helps our people understand the need for healthy lifestyle education amongst local youth.

RED DUST role models

Conservation Volunteers Australia (CVA)

This year Foster's has embarked on a two year project with CVA, Hobart City Council and local volunteers to develop a walking track in the foothills of Mt Wellington near the Cascade Brewery. The walk will allow visitors to experience the beauty of Mt Wellington's natural habitat, whilst maintaining and protecting the surrounding environment.

Conservation Volunteers

Employee Involvement

Employee involvement initiatives aim to recognise and support community organisations and charities that our people are passionate about. The You Care We Care (local community grants), Payroll Giving, Foster's Volunteering and Foster's Matched Giving programs enable employees to contribute to not-for-profit organisations in a variety of ways.

This year we have seen an increase in participation with 20% of our people getting involved with these initiatives (many contributing to the Victorian Bushfire Appeal). Our people gave more than $182,000 as part of our Payroll Giving Program and raised more than $67,000 for charities, which we matched dollar for dollar.

This year we introduced our Volunteer Leave program for salaried employees in Australia. Employees are encouraged to choose their own charity or community group to volunteer for one of our existing partner programs; Red Dust Role Models or Conservation Volunteers Australia. Plans are now underway to expand this program in other countries.

CASE STUDY

Stewardship of the Napa River

This year our team in Napa played a critical role in measuring Napa River systems' steelhead smolt population. Headed up by the Napa County Resource Conservation District (NRCD), the program involved installing a large rotary fish trap in the river near Big Ranch Road Vineyard, one of Foster's Fish Friendly Farming (FFF) certified vineyards, north of the city of Napa.

Working together with the NRCD and local volunteers, our local employees helped collect steelhead smolts and chinook salmon smolts. Through this exercise, the group confirmed that local steelhead smolt migration reflected high marine survival and that spawning is occurring just above the inter-tidal reaches of the Napa River, a region which was not previously considered viable for spawning habitat. The data gathered from the exercise will assist with proper management of native steelhead population, ensuring its sustainability for generations to come.

Foster's participation in the Fish Friendly Farming (FFF) program enables our team in California to practice stewardship of the Napa River and to protect its native inhabitants.

CASE STUDY

Volunteering: Giving back to our communities



Beau Boundy celebrating the success of the ANZAC Day Appeal with RSL Appeals Director, Peter Smith OAM

In the lead up to ANZAC Day this year, our Melbourne-based staff had the opportunity to support the RSL in selling ANZAC badges in the city CBD. Armed with badges and a competitive spirit, our team braved the cold and rain to raise $4,476 for the RSL. Beau Boundy, Brand Manager, tells us what ANZAC Day means to him:

"ANZAC Day has always meant a lot to my family and friendship group. It's all about remembering those who gave their lives for the most worthy of causes. Our traditional day's activities include the dawn service, BBQ breakfast and the eagerly anticipated Essendon Vs Collingwood (AFL) game at the MCG. On what other day can you keep 100,000 footy fans quiet for one minute to remember those who have gone before us."

"Volunteering is not only a way to "give back" but also an opportunity to get out of your day to day life and contribute to causes that greatly benefit others. It gives you a "breather" from your normal routine that can really make a difference to people who maybe haven't had such a great run. It's a nice feeling."

CASE STUDY

[illegible]

This year saw one of Foster's iconic brands, VB, enter into a partnership with Legacy and the Returned & Services League Australia (RSL). The Raise a Glass Appeal aims to honour the tradition of 'sharing a beer with a mate' whilst contributing directly to the welfare of Australia's ex-servicemen and women and their families.

The Appeal was co-developed with the RSL National Executive and Legacy's Coordinating Council.

Recognising VB's long and informal association with the Australian Defence Force, and Australia's tradition of sharing a beer with a mate on ANZAC Day, VB's marketing communications for the Appeal invited the broader Australian community to reflect on their own personal tribute to loved ones on ANZAC Day and to make a direct contribution to the Appeal, either by purchasing a carton of VB where $1 from each carton sold was donated to the Appeal, or by going along to their local pub on ANZAC Day, where a contribution to the Appeal could be made.

The Appeal was launched ahead of ANZAC Day 2009 with a series of poignant television commercials. These commercials honoured the memory of a few of the many stories Australians hold in their hearts about fallen friends and family. The commercials aired throughout the month of April 2009, in the lead up to ANZAC Day and featured AC MC (Ret'd) General Peter Cosgrove.

The monies raised by the Appeal will go towards funding for RSL services such as welfare assistance, operation of war veteran homes, hostels and nursing homes as well as providing much-needed funding for commemorative services. The Appeal will also enable Legacy to continue financial and social support for more than 120,000 widows and 1,900 children of fallen servicemen and women.

In the month of April 2009, VB contributed $1 from every carton of VB sold and more than 1,500 kegs were given to pubs and clubs to sell on ANZAC Day, with proceeds donated directly to the Appeal. To date, more than $1.1 million has been contributed to the Raise a Glass Appeal, with 100% funds dispersed equally to the RSL and Legacy. Employee enthusiasm for the Appeal showed itself in a group of Foster's employees who volunteered for the RSL ahead of the ANZAC Day weekend, helping sell the iconic Rising Sun ANZAC badges throughout Melbourne's city streets, in turn raising more than $6,500 in one day. Furthermore, following the launch of the Raise a Glass Appeal, Legacy has confirmed their Sydney chapter has experienced a 52% increase in volunteer enrolment, a 57% increase in direct donations, and an overall 41% increase in donations revenue.

The VB team, together with Foster's, wishes to thank all those who volunteered their time to make the Raise a Glass Appeal a success in 2009.

CASE STUDY

Disaster Relief – Foster's responds to Victorian Black Saturday Bush Fires

In the months since Victoria's 'Black Saturday' bushfires, Foster's contributed over $750,000 to the relief effort. A Victorian-based team worked together with the affected communities whilst a global employee fundraising effort raised an additional $154,000 for the survivors and their families.

Our contribution as a company included:

- $375,000 cash donation to the Red Cross Victorian Bushfire Appeal;
- Non-alcohol product donations to the Country Fire Authority and community relief centres. Additional donations were made to assist bushfire fundraising events and other emergency services personnel as required during February, March and April;
- Assistance to customers that were directly affected. This includes access to loan equipment, product donations, reticulation upgrades and other assistance;
- Further cash donations to the Red Cross Appeal – matching our employees' fundraising efforts.

Outside of these contributions, many of our employees also donated products to the RSPCA for animals affected by the fires. Others contributed by donating their product vouchers or by volunteering their own time to assist with the massive re-settling and re-building tasks. We also provided assistance to employees directly affected by the bushfires.


The soldiers of the 2/1st Machine Gun Battalion embodied the spirit of mateship. The Battalion was formed on 14 December 1939 as part of the 6th Division.


VB

[illegible] culture. [illegible] World War [illegible] image shows [illegible] from the 13th [illegible] Platoon, D Company in the [illegible] Machine Gun Battalion [illegible] enjoying their VB ration in 1941

LEADERSHIP ADVOCACY

1 STRATEGY/APPROACH

Engaging suppliers, customers, employees and other stakeholders to promote a more sustainable future.

Achieving real improvement in the sustainability of our business takes more than just improving our own activities. Through issue and industry leadership, by advocating change and by working with the many stakeholders who form part of our broader operating environment, we strive to significantly improve overall sustainability outcomes.

There are three main ways in which we influence change – engaging and motivating our own people, working with our suppliers to drive improvements and understanding and influencing our marketplace, our customers and peers.

2 2009 HIGHLIGHTS

- Improved performance – maintaining Gold Rating on Corporate Responsibility index (CRI)
- Cascade Brewery a finalist in Banksia Environmental Awards
- Continued partnership with Greenfleet to offset Foster's vehicles and air travel
- Leadership, membership and support of industry and peak bodies
- Maintained inclusion on FTSE4Good Index
- Sponsored a major research project on charitable investment

3 KEY INDICATORS

Corporate Responsibility Index Rating

91.24%

Maintained inclusion in FTSE4Good Index

FTSE4Good

Maintained Australian Government Greenhouse Friendly certification on Cascade Green

An Australian Government Initiative

4 2010 ACTION PLAN

- Maintain Foster's position as leader in corporate responsibility
- Increase knowledge sharing and participation in external sustainability forums


ACT WITH
ENERGY AND
URGENCY

Making our workplaces more sustainable

Foster's recognises the pathway to sustainability is enabled by a knowledgeable and committed workforce. In 2009, we increased communications to, and specific training for, employees on key areas of sustainability. The process is managed by functional and subject matter experts responsible for the policy, management and delivery of programs and priorities. An annual sustainability workshop of key leaders reviews performance of the program and establishes future directions.

Internal participation is advanced by a number of activities, in particular via the regular meeting of the global Environment Leadership Team which drives environmental capability improvements throughout the business. Health and wellbeing workshops inform employees on issues of workplace safety and the importance of a healthy lifestyle, whilst regular workshops have kept employees up to date on developments in community leadership. An internal portal page incorporates a Sustainable Living Guide and a number of fact sheets designed to assist employees to lead a healthier and more sustainable lifestyle.

Sharing knowledge with industry partners

We are an active contributor to, or participant on, a number of relevant industry bodies, including:

The Australian Wine and Brandy Corporation, Australia;

The National Packaging Covenant (signatory), Australia;

The Packaging Stewardship Forum, Australia;

The Sustainable Agricultural Initiative Platform, Australia;

The Victorian Government Liquor Control Advisory Committee, Australia;

The Winemakers' Federation of Australia, Australia;

The Californian Wine Institute, USA;

The London Benchmarking Group on community investment, Australia;

State and federal branches of the Australian Hotel Associations;

The Australian Food and Grocery Council;

The Brewers Association of Australia and New Zealand.

Embedding best practice with suppliers

Our approach to suppliers includes consideration of financial, capability and sustainability criteria. This helps manage risks and aligns with the Environment and Health and Safety Policies. The introduction of the Food Safety and Quality Manual (FSQM) and subsequent audit of 25 of our key suppliers will ensure that we continue to improve product quality.

Foster's is an advocate for voluntary action on climate change (Cascade Green)

During the year, Foster's led a joint submission of companies with products and services certified under the Australian Department of Climate Change Greenhouse Friendly™ program. The companies are seeking to advocate the retention of Greenhouse Friendly certification for products and services in the upcoming National Carbon Offset Standard.

The Greenhouse Friendly™ program, which launched in 2001, provides Australian consumers with a valuable and credible certification process for carbon neutral products and services. Research, funded by Foster's, published in August 2008, entitled *What Assures Consumers in Australia on Climate Change?* argued that Australian consumers' willingness to tackle climate change can be a crucial national asset, but key obstacles include credible product information and trust. Greenhouse Friendly™ certification has played, and can continue to play, an important part in providing Australian consumers with such assurance.

CASE STUDY

Sustainable Agricultural Initiative

In 2009, David Koch Foster's Director Global Procurement was appointed President of the Sustainable Agricultural Initiative (SAI) Platform Australia. SAI Australia mirrors a unique initiative set up in Europe some 8 years ago by world-leading agriculture, food and beverage companies with a belief that a common food and agricultural industry platform could promote sustainable agriculture at a global level.

SAI Platform is an independent association, operating across the agriculture, food and beverage chain, that aims to change practices to improve sustainability outcomes in a practical way. The Australian chapter of the Platform includes leading agriculture, food and beverage corporations and operates through working groups on key sustainability issues including livestock, climate change, water, grains and customer demand. These groups drive initiatives based on the business approach that the Platform refers to the 'PPP's' where three dimensions are considered – People, Profit and Planet.


PEOPLE
PROFIT
PLANET

Cascade Green, our 100% carbon offset beer has purchased and retired offsets during the year, making it easier for beer drinkers to make a greener choice.

Foster's & Greenfleet partner to offset vehicle and air travel emissions

Greenfleet

Foster's has had a relationship with Greenfleet since 2006. Greenfleet is an environmental charity that plants native vegetation on behalf of companies and individuals wishing to reduce their environmental impact. The native vegetation not only absorbs atmospheric carbon to tackle climate change, it is also important for improving habitat for native wildlife and mitigating land management issues such as salinity and soil erosion.

This year, we offset the emissions generated by our fleet of vehicles as well as emissions associated with air travel.

2010 ACTION PLAN

Priority	Action
Governance	Publicly disclose Board and executive level responsibilities
	Publish and distribute a global policy guide to all employees
	Expand stakeholder engagement program
	Continue to drive a high level of participation in legal compliance training, including SALT in Australia
	Expand verification of sustainability disclosures
	Improve GRI self-assessment rating for 2010 report
People and safety	Monitor and report progress on annual injury reduction targets
	Extend passenger vehicle safety controls
	Implement priority packaging machine engineering controls
	Review major administrative facilities against H&S audit tool
	Continue to focus on employee engagement with the deployment of global employee survey
	Incorporate sustainability questions into global employee survey
	Launch an enhanced global leadership program offering that focuses on building leadership skills and strategic capabilities
	Launch the "Foster's Academy", creating a central development hub for tracking and delivering training solutions (2 year project)
	Launch a new global recruitment model, delivering global consistency
Responsible consumption	Maintenance of responsible marketing standards, ensuring all advertising and marketing materials respect community attitudes
	Complete broad-ranging review of responsible consumption programs
	Continue innovation in lower alcohol, calorie and carbohydrate products linked to consumer demand in specific regions
Energy, water and climate change	Monitor and report progress towards 4 year energy and water reduction targets
	Communicate and implement updated Environment Policy
	Launch global environment performance metrics reporting platform
	Monitor and prepare business for emerging carbon and greenhouse compliance requirements
	Develop environment capability and awareness training
Operational waste	Incorporate waste management data into group wide environmental performance metrics database
	Finalise waste data baseline to enable future waste target setting
Product stewardship	Monitor and report on annual product quality targets
	Reduce packaging weight where practicable
	Introduce PIQET Life Cycle Assessment tool into Australian new product development process
	Incorporate Ethical Procurement Code into supply practices
	Introduce new 'Food safety & hygiene' training program
Community contribution	Raise awareness of and encourage employees' involvement in Foster's in the Community programs
	Increase support of responsible consumption and alcohol education programs
	Where appropriate, develop consumer brand campaigns that support community causes
	Increase awareness of responsible consumption programs amongst fund-seeking organisations
Leadership and advocacy	Maintain Foster's position as leader in corporate responsibility
	Increase knowledge sharing and participation in external sustainability forums

INFORMATION & CONTACTS

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Wednesday 21 October 2009, at 10:30am at the Plaza Ballroom, Brisbane Convention and Exhibition Centre, Corner of Merivale & Glenelg Streets, South Bank, Queensland, Australia.

Internet

www.fostersgroup.com

2009 Sustainability Report

This Sustainability Report has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2009.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: **www.fostersgroup.com** or please contact:

investor.relations@fostersgroup.com or the registered office via the address details provided below:

Registered Office

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Carlton and United Breweries Wine, Australia and New Zealand Wine, Asia

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America

Tel +1 707 259 4500
Fax +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House,
70 London Road
Twickenham, Middlesex
TW1 3QS
United Kingdom

Tel +44 20 8843 8400
Fax +44 20 8843 8401

Foster's Group Limited
ABN 49 007 620 886

GRI INDEX

The Global Reporting Initiative (GRI) provides applicable guidelines that set out economic, social and environmental indicators for organisations to report against. Foster's has prepared the 2009 Sustainability Report in line with these guidelines.

This year, Foster's has reported against all core GRI indicators, and a number of additional indicators that are material to our business. The disclosures we make in the report are in line with the GRI's "A" application level.

The table below provides the page reference for each of the performance indicators that have been used to prepare this year's report.

A complete index of the G3 guidelines including the Profile Disclosures, Management Disclosures and an explanation of the core indicators not reported against can be found at **www.fostergroup.com/sustainability**

Report section		G3 Indicator/s	Page reference
Our Fooprint	Economic Indicators	EC1	5
From the CEO	Environmental Indicators	EN28	5, 5, 5
Governance	Social Indicators	SO6, SO7, SO8	5
	Product Responsibility Indicators	PR2	11, 10
	Economic Indicators	EC3, EC7	8, 11, 11, 7, 11, 10, 8, 9, 9
People and safety	Labor Practices and Decent Work Indicators	LA1, LA2, LA3, LA7, LA8, LA11, LA12, LA13, LA14	10, 10
	Human Rights Indicators	HR4, HR9	13, 13, 13
Responsible consumption	Product Responsibility Indicators	PR4, PR6, PR7	17
Energy, water and climate change	Economic Indicators	EC2	18, 18, 18, 18, 21, 19, 19, 18, 18, 20, 17, 21, 21, 21
	Environmental Indicators	EN3, EN4, EN5, EN6, EN7, EN8, EN11, EN12, EN13, EN14, EN16, EN17, EN18, EN26	22, 22
Operational waste	Environmental Indicators	EN1, EN22	25, 25
Product stewardship	Economic Indicators	EC6, EC9	21, 25
	Environmental Indicators	EN27, EN29	25
	Human Rights Indicators	HR2	25, 25, 25
	Product Responsibility Indicators	PR1, PR3, PR5	27
Community contribution	Economic Indicators	EC8	26-29
	Social Indicators	SO1	31
Leadership and advocacy		SO5	

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